UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WORLDWIDE BIOTECH & PHARMACEUTICAL COMPANY
(formerly SUN CITY INDUSTRIES, INC.)
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

866665201
(CUSIP Number)

110 Sarasota Quay, Suite B, Sarasota, FL 34236
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1.        Names of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Wexina Guo

    2.        Check the Appropriate Box if a Member of a Group* (a) [__] (b) [__]

    3.        SEC Use Only

    4.        Source of Funds (See Instructions)
              OO

    5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    6.        Citizenship or Place of Organization
               People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,601,600 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power

    11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                 8,601,600_

    12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

    13.        Percent of Class Represented by Amount in Row (11)
                 23.85%_

    14.        Type of Reporting Person (See Instructions)
                 IN

Item 1. Security and Issuer

This Statement relates to the common stock, $.001 par value per share (the “Common Stock”), of Sun City Industries, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 110 Sarasota Quay, Sarasota, Florida 34236

Item 2. Identity and Background

This Statement is being filed an individual residing in China (the “Reporting Person”) and can be contacted c/o the Issuer’s address at 110 Sarasota Quay, Suite B, Sarasota, Florida 34236.
The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 16, 2004, a closing took place wherein Sun City Industries acquired all of the shares of Yangling Daiying Biological Engineering, a corporation incorporated under the laws of the Peoples Republic of China, and its shareholders and others received stock in Sun City as part of this transaction and exchanged their shares in this subsidiary for shares in Sun City.

Item 4. Purpose of Transaction

The purpose of the transaction was for Sun City Industries, Inc. to acquire Yangling Daiying Biological Engineering Co., Ltd., as a subsidiary and obtain shares from the shareholders of this company that is incorporated in the Peoples Republic of China in accordance with the Reorganization Agreement.

Item 5. Interest in Securities of the Issuer

(a)     At the closing of the Reorganization Agreement, there will be issued and outstanding 36,057,102 shares issued and outstanding and accordingly this shareholder will have the following percentage: 23.85%

(b)     The number of shares of the shareholder is 8,601,600

(c)     NONE

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 16, 2004, Sun City Industries, Inc. closed on a Reorganization Agreement with Yangling Daiying Biological Engineering Co. Ltd. (“YDBE”), a corporation incorporated in the People’s Republic of China.

The transaction was structured as an integrated reverse takeover which means that the former holder of YDBE’s securities have obtained voting control over Sun City upon the issuance of the 36,000,000 shares under the Reorganization Agreement and YDBE is a wholly owned subsidiary of Sun City.

Wexina Guo, CEO/President, is the wife of Liu Jinjun who owns 200,000 shares. Liu Jianjun is the Chairmen of the Board of Xi an Jin You Sci-Tech Investment Management Co. Ltd. which owns 5,373,000 shares.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Reorganization Agreement, dated 4/20/04 (1)

Exhibit 2.	Amendment to Reorganization Agreement, dated August 3, 2004 (1)

Exhibit 3.	Amendment to Reorganization Agreement, dated November 23, 2004

Exhibit 4.	Certificate of Amendment to the Certificate of Incorporation, dated December 21, 2004

(1)	Incorporated by referenced to our Information Statement on Schedule 14C filed on August 19, 2004, file number 001-06914

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 12/22/2004 BY: Wexina Guo —————————————— Wexina Guo

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).